UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Sirona Dental Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-22673	11-3374812
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

30-30 47th Avenue, Suite 500
Long Island City, New York	11101
(Address of principal executive offices)	(Zip code)

Jonathan Friedman, Esq.
(718) 482-2163
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1—Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Sirona Dental Systems, Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available through our website: http://www.sirona.com (under the “Investors” caption and “SEC Filings” subcaption).

Item 1.02 Exhibits

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2.01—Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01—Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Sirona Dental Systems, Inc.
By:	/s/ Jonathan Friedman, Esq.	June 1, 2015
	Jonathan Friedman, Esq.	(Date)
General Counsel & Secretary

EXHIBIT INDEX

Sirona Dental Systems, Inc.

Form SD

Exhibit No.	Description
1.01	Conflict Minerals Report